Buenos Aires, May 5, 2023

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Redemption of the Company´s Series T Notes

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that the Company has elected to redeem in full the entire outstanding aggregate principal amount of the Series T Notes due on July 21, 2023 (the “Notes”), which were originally issued by Petrobras Argentina S.A. (“PESA”), The Bank of New York Mellon, as trustee (the “Trustee”), paying agent, registrar and transfer agent, Banco Santander Argentina S.A. (formerly Banco Santander Río S.A.), as Argentine registrar and transfer agent, Argentine paying agent and representative of the Trustee in Argentina and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg paying agent, listing agent and transfer agent, dated as of July 21, 2016, as amended and supplemented (the “Indenture”).

On the date herein, the Company notifies the redemption to the holders of the Notes for the remaining outstanding amount of US$ 92,907,000.

The redemption will take place on June 8, 2023 (the “Redemption Date”) at a redemption price of 100.000% of the principal amount of the Notes (U.S.$1,000 per U.S.$1,000 principal amount of the Notes) plus accrued and unpaid interest, if any, on the Notes to (but not including) Redemption Date, together with Additional Amounts (as defined in the Indenture (as defined below), if any, on the principal amount of the Notes and on such accrued and unpaid interest.

Attached hereto is a translated summary of the notification sent by the Company to The Bank of New York Mellon, and we inform that said notification will be sent to be published in a major daily newspaper in Argentina in accordance with the terms of the Indenture.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations

PAMPA ENERGÍA S.A.

Notice of Redemption to Holders of 7.375% Notes due 2023 (the “Notes”)

May 5, 2023

CUSIPs:

144A: 71647XAA5

Reg S: P7873PAE6

ISINs:

144A: US71647XAA54

Reg S: USP7873PAE62

Common Codes:

144A: 145502438

Reg S: 145502446[1]

NOTICE IS HEREBY GIVEN that Pampa Energía S.A. (the “Company”) has elected to redeem in full the outstanding principal amount of the Notes on June 8, 2023 (the “Redemption Date”), pursuant to the terms and conditions of the Notes.

The Notes will be redeemed at a redemption price of 100.000% of the principal amount of the Notes (U.S.$1,000 per U.S.$1,000 principal amount of the Notes) plus accrued and unpaid interest, if any, on the Notes to (but not including) Redemption Date, together with Additional Amounts (as defined in the Indenture (as defined below), if any, on the principal amount of the Notes and on such accrued and unpaid interest (the “Redemption Price”).

Payment on the Notes will be made on the Redemption Date by payment of the Redemption Price to the account of The Bank of New York Mellon, as paying agent under the Notes (the “Paying Agent”) pursuant to the indenture (the “Indenture”) entered into by and among the Company (as successor of Petrobras Argentina S.A.), The Bank of New York Mellon, as trustee (the “Trustee”), paying agent, registrar and transfer agent, Banco Santander Argentina S.A. (formerly Banco Santander Río S.A.), as Argentine registrar and transfer agent, Argentine paying agent and representative of the Trustee in Argentina (the “Trustee’s Representative in Argentina”), and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Luxembourg paying agent, listing agent and transfer agent, dated as of July 21, 2016, as amended and supplemented by the first supplemental indenture dated as of March 6, 2017 and the second supplemental indenture dated July 28, 2020 governing the Notes. Following receipt of the Redemption Price, the Paying Agent will cause funds to be paid to CEDE & CO. (as the registered holder of the Notes) for further payment to DTC’s participants. This notice is given by the Company pursuant to Sections 3.04 and 10.02 of the Indenture.

[1] No representation is being made as to the correctness of any CUSIP, ISIN or common code number either as printed on the Notes or as contained in this notice of redemption and each holder should rely only on the other identification numbers printed on the Notes.

On the Redemption Date, all Notes will become due and payable at the Redemption Price. On and after the Redemption Date, as long as the Company has deposited with the Paying Agent, funds in satisfaction of the Redemption Price interest will cease to accrue on the Notes. Upon the redemption, the Notes will be cancelled and any obligation thereunder extinguished and the Notes will cease to be listed on the Luxembourg Stock Exchange.

Payment of the Redemption Price will made in accordance with the Depositary’s applicable procedures.

For more information or if you have any questions regarding this notice, please contact the Company by reaching out to investor@pampaenergia.com.